NEWLAN & NEWLAN
Attorneys at Law
2652 F.M. 407, Suite 230	(940) 241-2004
Lee Newlan	Bartonville, Texas 76226	Fax (940) 241-2040
Eric Newlan

May 31, 2005

Ms. Christine Davis, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Diamond I, Inc.
Commission File No. 33-19961
Current Report on Form 8-K, filed May 4, 2005
Dear Ms. Davis:
This is in response to the Staff’s letter of comment dated May 18, 2005, with respect to the captioned Current Report on Form 8-K of Diamond I, Inc. (“Diamond I”).
In response to the Staff’s comments, the disclosure contained in the referenced Current Report has been revised.
Please feel free to contact the undersigned, should you wish to discuss the foregoing or require additional information.
Thank you very much for your courtesy in this matter.
Sincerely,

NEWLAN & NEWLAN

By: /s/ Eric Newlan
Eric Newlan, Partner